EXHIBIT 99.2

Press Release

Total joins the Sea Cargo Charter, as Industry giants commit to transparent reporting of shipping emissions

The Sea Cargo Charter sets a new benchmark for responsible shipping, transparent climate reporting, and improved decision making in line with United Nations decarbonization targets.

Paris, October 7, 2020 – A group of the world’s largest energy, agriculture, mining, and commodity trading companies will for the first time assess and disclose the climate alignment of their shipping activities. United Nations agencies estimate the international shipping industry to carry around 80% of world trade flows and to be responsible for 2-3% of global greenhouse gas emissions annually.

Large industrial corporations are significant users of international shipping services. The shipping of crude oil, coal, iron ore, grain and other bulk commodities used worldwide make up over 80% of global seaborne trade. The Sea Cargo Charter is a global framework that allows for the integration of climate considerations into chartering decisions to favor climate-aligned maritime transport.

The Sea Cargo Charter establishes a common baseline to quantitatively assess and disclose whether shipping activities are aligned with adopted climate goals. The Sea Cargo Charter is consistent with the policies and ambitions adopted by member states of the International Maritime Organization (IMO), a specialized agency of the United Nations responsible for regulating shipping. This includes its ambition for greenhouse gas emissions from international shipping to peak as soon as possible and to reduce shipping’s total annual greenhouse gas emissions by at least 50% of 2008 levels by 2050, with a strong emphasis on zero emissions.

“Total shares the ambition to get to net-zero emissions by 2050, together with society, for its global operations. As a broad energy company, we are actively working on improving the environmental footprint of the maritime industry. By becoming today a founding member of the Sea Cargo Charter, we reaffirm our support to this key sector. This pioneering initiative will provide a transparent standard emissions reporting approach and will pave the way for a sustainable shipping industry.” underlines Luc Gillet, Senior Vice President Shipping, Total Trading & Shipping.

“A standard greenhouse gas emissions reporting process will simplify some of the complexities often associated with reporting. It will encourage a more transparent and consistent approach to tracking emissions, which will be a critical part of making shipping more sustainable,” says Jan Dieleman Chair of the Sea Cargo Charter drafting group.

The 17 Founding Signatories of the Sea Cargo Charter include Anglo American, ADM, Bunge, Cargill Ocean Transportation, COFCO International, Dow, Equinor, Gunvor Group, Klaveness Combination Carriers, Louis Dreyfus Company, Norden, Occidental, Shell, Torvald Klaveness, Total, Trafigura, and Ørsted. All other responsible shippers are invited to join the initiative.

“The Sea Cargo Charter enables leaders from diverse industry sectors to use their influence to drive change and promote shipping’s green transition by choosing maritime transport that is aligned with agreed climate targets over that which is not,” says Johannah Christensen, Managing Director, Head of Projects & Programmes at international non-profit, Global Maritime Forum.

The Sea Cargo Charter is intended to evolve over time as the IMO adjusts its policies and regulations and when further adverse environmental and social impacts are identified for inclusion. They also aim to support other initiatives developed to address climate, environment, and social risks in shipping, such as the Poseidon Principles.

The Sea Cargo Charter is applicable to bulk charterers with interest in the cargo on board; those who simply charter out the vessels they charter in; as well as the disponent owners and all charterers in a charterparty chain. They apply globally, to all chartering activities where a vessel or vessels fall under the purview of the IMO.

The development of the Sea Cargo Charter has been led by global shippers – Anglo American, Cargill Ocean Transportation, Dow, Norden, Total, Trafigura – and leading industry players – Euronav, Gorrissen Federspiel, Stena Bulk – with expert support provided by the Global Maritime Forum, Smart Freight Centre, University College London Energy Institute/UMAS, and Stephenson Harwood.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Sea Cargo Charter Contacts:

Torben Vemmelund, head of Communications l +45 2224 1446 l tve@globalmaritimeforum.org

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l Twitter: @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.